NOTICE OF CHANGE OF AUDITOR

TO:	Deloitte LLP, Chartered Professional Accountants, Licensed Public Accountants

AND TO:	KPMG LLP, Chartered Professional Accountants, Licensed Public Accountants

AND TO:	British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Nova Scotia Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities Service Newfoundland and Labrador
Northwest Territories Securities Office
Nunavut Securities Office
Office of the Superintendent of Securities (Yukon Territory)

At the request of Primero Mining Corp. (the “Corporation”), Deloitte LLP, Vancouver, British Columbia, Canada (“Deloitte”) has resigned as auditor of the Corporation, and the Corporation has appointed KPMG LLP, Toronto, Ontario, Canada (“KPMG”) as successor auditor of the Corporation, each effective as of March 2, 2015.

In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation reports that:

1.

In the fall of 2014, the Corporation’s audit committee (the “Audit Committee”) undertook its 5 year comprehensive external audit review process resulting in a formal Request for Proposal being tendered to qualifying firms in December 2014, including the Corporation’s current auditor, Deloitte, with written and oral submissions completed in early February 2015. Following these submissions, the Audit Committee presented its report and preliminary recommendations to the board of directors (the “Board”), noting that it had some further inquiries to make prior to finalizing its recommended choice. Pursuant to a resolution of the Board on February 11, 2015, the Board delegated authority to the Audit Committee to make the final determination respecting the selection of the Corporation’s auditors. On March 1, 2015 the Audit Committee resolved not to renew the engagement of Deloitte as the Corporation’s auditors and to engage the accounting firm of KPMG as auditors to hold office until the next annual and special meeting of shareholders of the Corporation, to be held on May 6, 2015, at which time KPMG will be proposed for appointment as auditor of the Corporation;

2.	Deloitte tendered its resignation as auditor of the Corporation as of March 2, 2015, at the request of the Corporation;

3.	the determination was considered and approved by each of the Board and the Audit Committee, and constitutes a “termination” of Deloitte and an “appointment” of KPMG for the purposes of NI 51-102;

4.

there were no reservations in Deloitte’s reports in connection with audits of the consolidated financial statements for the two most recently completed fiscal years of the Corporation. There have been no further audits of financial statements subsequent to the most recently completed fiscal year and preceding the date of expiry of Deloitte’s term of office; and

5.	there have been no “reportable events” as such term is defined in NI 51-102.

DATED this 2nd day of March, 2015.
PRIMERO MINING CORP.

/s/ Wendy Kaufman
Wendy Kaufman
Chief Financial Officer